UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES CLOSING DEAL ON DISPOSAL OF SEVERAL FERROALLOY ASSETS

Moscow, Russia — December 27, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces closing the deal for disposal of
100% shares in Voskhod Mining Plant (Khromtau, Kazakhstan) and Tikhvin
Ferroalloy Plant (Tikhvin, Leningrad Region, Russia) to Turkey’s YILDIRIM Group
for a total of 425 million US dollars.
In accordance with the deal’s conditions, the YILDIRIM Group paid the entire sum to Mechel OAO.
Société Générale Corporate and Investment Bank, ING Bank and Dechert LLP were advising Mechel on this transaction.
“This agreement was signed in line with the strategy on restructuring the group’s non-core assets. The funds our company got from this deal will be used for deleveraging. On the whole, in 2013 we made significant headway in disposing of non-core assets, closing deals on nine out of 14 enterprises we marked for disposal. We will complete sales of other non-strategic assets in 2014,” Mechel
OAO’s Chief Executive Officer Evgeny Mikhel noted.

Editor’s note:
Tikhvin Ferroalloy Plant – Located in Tikhvin, Leningrad Region, it is a modern enterprise of a capacity to produce up to 120,000 tons per annum of high-carbon ferrochrome used to produce stainless steel. As raw material, the plant uses the chrome ore concentrate produced at Voskhod mining plant.
 Voskhod Mining Plant – includes a modern chrome ore mine and a beneficiation plant for further processing of the ore and producing chrome ore concentrate.
Voskhod’s proven and probable reserves total 20.3 million tons of ore according to JORC standards.

YILDIRIM Group (www.yildirimgroup.com) — a Turkey-based,  privately owned, highly diversified industrial group active in 11 sectors including mining, ferroalloys , fertilizer production and trade, coal and coke trading, port operations and logistics, shipping and shipbuilding, energy, real estate development and private equity investments  . The Group is headquartered in
Istanbul, Turkey, and employs globally over 8,500 employees.

YILDIRIM Group is the owner of ETI KROM INC., Turkey’s largest producer of chrome ore as well as high-quality high-carbon ferrochrome, and of VARGÖN ALLOYS
AB, the oldest ferroalloy plant in the world. The Group is one of the world’s largest hard lumpy chrome ore producers as well as the world’s second largest high-quality high-carbon ferrochrome producer.
Erdem & Erdem Law Office in Istanbul, Turkey and Norton Rose Fulbright (Central
Europe) LLP were advising YILDIRIM Group on this transaction.

***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.videman@mechel.com
 ***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 27, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO